UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-37909

AZURE POWER GLOBAL LIMITED

3 rd Floor, Asset 301-304 and 307,

Worldmark 3, Aerocity, New Delhi 110037, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Azure Power Global Limited, a leading solar power producer in India, today announced that Mr. Inderpreet Wadhwa, will be retiring from his position as CEO and Chairman and member of the Board of Directors of Azure Power and all its subsidiaries for personal reasons. The Company’s non-executive directors have initiated a search for a new CEO. Mr Wadhwa will continue with his responsibilities until a new CEO begins work at Azure Power or December 31, 2019, whichever is earliest. Mr. Wadhwa will serve as an advisor to the Company until December 31, 2019 even if a new CEO begins work prior to that date.

The Board of Directors has expressed its great appreciation to Mr. Wadhwa for his leadership and contributions to the Company, and for making Azure a dynamic leader among all renewable energy companies in India. Under Mr. Wadhwa’s leadership, Azure Power has grown to become one of India’s largest solar power developers and operators with over 1.5 GWs of operating assets plus over 1.5 GWs of contracted projects. The company has established its leadership through a series of industry firsts, including the first Indian solar company to list its shares publicly on the NYSE and the first successful issuance of green bonds for Indian solar assets.

Forward Looking Statements

This submission contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public Company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time. All forward-looking statements in this submission are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

Date: May 3, 2019	By:	/s/ Inderpreet Singh Wadhwa
Name: Inderpreet Singh Wadhwa
Title: Principal Executive Officer